Filed Pursuant to Rule 253(g)(2)

File No. 024-11898

Offering Circular Supplement No.2

Dated February 6, 2023

to

Post-Qualification Offering Circular Amendment No. 1 dated January 4, 2023

EMERGENT HEALTH CORP.

800,000,000 Shares of Common Stock

This Offering Circular Supplement No. 2 (the “Supplement”) supplements our Post-Qualification Offering Circular Amendment No. 1 dated January 4, 2023 (the “PQA”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-11898), relating to the offer and sale by us of up to 800,000,000 shares of our common stock.

In the PQA, we disclosed that Garden State Securities, Inc. (“GSSI”), a FINRA-member broker-dealer, would be acting as our non-exclusive placement/selling agent in connection with this offering, pursuant to an Engagement Agreement (the “Engagement Agreement”).

This Supplement is being filed to disclose that the Engagement Agreement has been terminated by the mutual agreement of our company and GSSI. GSSI made no sales of the Offered Shares pursuant to the Engagement Agreement.

This Supplement should be read in conjunction with, and may not be delivered or utilized without, the PQA, including any amendments or supplements to it.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.